UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-21484
CTK Windup Corp.
(Exact name of registrant as specified in its charter)
c/o Mimix Broadband ,Inc.
3236 Scott Boulevard, Santa Clara, California 95054
(206) 706-0464
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, no par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒
     Approximate number of holders of record as of the certification or notice date: 261
     Pursuant to the requirements of the Securities Exchange Act of 1934 CTK Windup Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 12, 2005	By:	/s/ J. Michael Gullard
		Name:	J. Michael Gullard
		Title:	President and Treasurer